EXHIBIT 99.1

DRYSHIPS EXERCISES FIRST OPTION TO ACQUIRE A VERY LARGE GAS CARRIER
WITH A 5 YEAR TIME CHARTER ATTACHED TO AN OIL MAJOR

January 9, 2017, Athens, Greece — DryShips Inc. (NASDAQ:DRYS) (the "Company"), an international owner of drybulk carriers and offshore support vessels, announced today that it has exercised its first option under the previously announced option agreement to acquire one Very Large Gas Carrier ("VLGC") currently under construction at Hyundai Heavy Industries ("HHI") for a purchase price of $83.5 million. Part of the purchase price (abt. 25%) will be paid on closing, expected within January, with the balance payable in installments until the vessel's delivery from HHI. The VLGC will be employed on a fixed rate time charter with five years firm duration to an oil major. The charterer has options to extend the firm employment period by up to three years. The Company expects the total gross backlog associated with this time charter to be $54.0 million, or $92.7 million including the optional periods, and expects to take delivery of the vessel in June 2017.

The transaction was approved by the independent directors of the Company based on third party broker valuations.

George Economou, Chairman and Chief Executive Officer commented:

"We are very pleased to have declared our first option to purchase a high specification VLGC with long term employment to an oil major at above market rates. This acquisition allows us to deploy the Company's available liquidity immediately and will be highly accretive to earnings and cash flow. This marks the first acquisition of the Company since the restructuring of its balance sheet and our first investment in the gas carrier segment which we believe has very positive long-term fundamentals."

About DryShips Inc.

The Company is an owner of drybulk carriers and offshore support vessels that operate worldwide.  The Company owns a fleet of 13 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.0 million tons, and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

The Company's common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events, including its acquisition of one VLGC in connection with the Company's exercise of its first option under the previously announced option agreement,  the total gross backlog associated with the related time charter , and the Company's financial performance and may include other statements concerning plans, objectives, goals, strategies and other statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, our inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com